United States securities and exchange commission logo





                              April 19, 2021

       Philip Capron
       Chief Executive Officer
       Mission First Capital LLC
       100 Seventh Street, Suite 104
       Portsmouth, VA 23704

                                                        Re: Mission First
Capital LLC
                                                            Amendment No. 2 to
                                                            Offering Statement
on Form 1-A
                                                            Filed April 2, 2021
                                                            File No. 024-11396

       Dear Mr. Capron:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 3, 2021 letter.

       Form 1-A/A filed April 2, 2021

       General

   1. We note your response to comment 1 and that you are offering an aggregate of 1,000,000 of both classes of
interests combined. Please revise your offering circular to indicate the amount of each class
being offered or provide us with a detailed legal analysis as to why you are not required to
do so. In this respect, please refer to Item 501(b)(2) of Regulation
                                                        S-K and Rule
251(d)(3)(i)(F) of Regulation A.
 Philip Capron
FirstName   LastNamePhilip
Mission First Capital LLC Capron
Comapany
April       NameMission First Capital LLC
       19, 2021
April 219, 2021 Page 2
Page
FirstName LastName
2. We note your response to comment 2 and cannot locate the signature of your principal accounting officer. Please identify the individual signing in the capacity of your principal accounting officer. Refer to Instruction 1 to Instructions to Signatures of Form 1-A.
3. We note your response to comment 3. Please clarify that escrowed funds will be returned
            promptly    in the event the minimum amount is not raised by
December 31, 2021 and
         identify the entity serving as your escrow agent. In this regard, please file your escrow agreement as an exhibit. Refer to Item 17.8 of Form 1-A.
4. We note that Rialto Markets LLC will provide a secondary trading platform for your interests. Please tell us whether Rialto Markets LLC is registered as a national securities exchange (or has been exempted by the Commission from such registration) or is registered as a broker-dealer and operates as an alternative trading system in compliance with Regulation ATS. Additionally, update your disclosure throughout your offering statement to discuss the secondary trading platform. For example only, we note the question on page 7 says that the interests will not be transferable. In this regard, we also note that your redemption program will be terminated if a secondary trading market develops. Given the agreement with Rialto Markets LLC, please disclose the impact that the secondary trading platform will have on your redemption program. Please also update your Use of Proceeds section on page 28 to include your compensation arrangement with
         Rialto Markets.
Withdrawal and Redemption Policy, page 47

5. We note your response to comment 4 and cannot locate your revisions. Please revise your offering circular to disclose the material terms of the mandatory redemption provision. In this regard, please update your disclosure regarding the redemption program.
Certain Relationships and Related Party Transactions, page 58

6. Please disclose the amount of fees that the Manager may receive assuming the minimum and maximum offering amounts are raised.
Financial Statements, page F-1

7. Please update your financial statements in an amended filing to comply with Part F/S
         (b)(3) of Form 1-A.
 Philip Capron
FirstName   LastNamePhilip
Mission First Capital LLC Capron
Comapany
April       NameMission First Capital LLC
       19, 2021
April 319, 2021 Page 3
Page
FirstName LastName
       You may contact Jorge Bonilla at 202-551-3414 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or Erin E. Martin at 202-551-3391 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:      Nikki